

Order 2009-3-7
Served: March 10, 2009

UNITED STATES OF AMERICA
DEPARTMENT OF TRANSPORTATION
OFFICE OF THE SECRETARY
WASHINGTON, D.C.

Issued by the Department of Transportation
on the 5th day of January, 2009

Application of **BALTIA AIR LINES, INC.** for a certificate of public convenience and necessity under 49 U.S.C. § 41102 to engage in foreign scheduled air transportation of persons, property, and mail	**Docket DOT-OST-2007-0007**

ORDER ISSUING FOREIGN CERTIFICATE

By Order 2008-12-12, issued December 19, 2008, we directed all interested persons to show cause why we should not make final our tentative findings and conclusions stated in it and award a certificate of public convenience and necessity to Baltia Air Lines, Inc., authorizing it to engage in foreign scheduled air transportation of persons, property, and mail between New York, New York, and St. Petersburg, Russia.

No objections to the show-cause order were received.

ACCORDINGLY,

1. We find that Baltia Air Lines, Inc., is fit, willing, and able to engage in foreign scheduled air transportation of persons, property, and mail, subject to conditions.

2. We issue a certificate of public convenience and necessity to Baltia Air Lines, Inc., authorizing it to engage in foreign scheduled air transportation of persons, property, and mail between the United States and the St. Petersburg, Russia.

3. Unless disapproved by the President of the United States under 49 U.S.C. § 41307, this order shall become effective on the 61st day after its submission for section 41307 review or upon the date of receipt of advice from the President or his designee under Executive Order 12597 and implementing regulations that he or she does not intend to disapprove the Department's order under that section, whichever occurs earlier.[1]

[1] The order was submitted for section 41307 review on January 5, 2009. The 61st day is March 9, 2009. Since the President's designee did not disapprove this Order before that date, it became effective on March 9, 2009.

4. We direct Baltia Air Lines, Inc., to submit to the Air Carrier Fitness Division a first year progress report within 45 days following the end of its first year of certificated operations.[2]

5. We direct that should Baltia Air Lines, Inc., want to operate more than one roundtrip per week from New York, New York, to St. Petersburg, Russia, or expand its fleet beyond one aircraft, it must first provide the Department with at least 45-days' notice and demonstrate its fitness for such operations.

6. We will serve a copy of this order on the persons listed in Attachment A.

By:

MICHAEL W. REYNOLDS
Acting Assistant Secretary
for Aviation and International Affairs

An electronic version of this document is available on the World Wide Web at
http://www.regulations.gov

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[2] The report shall include a description of the air carrier's current operations (number and type of aircraft, principal markets served, total number of full-time and part-time employees), a summary of how these operations have changed during the year, a discussion of any changes it anticipates from its current operations during its second year, current financial statements, and a listing of current senior management and key technical personnel.



Experimental Certificate of Public Convenience and Necessity for Foreign Air Transportation

Route
890

This Certifies That

BALTIA AIR LINES, INC.

is authorized, subject to the provisions of Subtitle VII of Title 49 of the United States Code, the orders, rules, and regulations issued thereunder, and the attached Terms, Conditions, and Limitations, to engage in foreign air transportation of persons, property, and mail.

This Certificate is not transferable without the approval of the Department of Transportation.

By Direction of the Secretary

Issued by Order 2009-3-7
On January 5, 2009
Effective on (See Attached)

Michael W. Reynolds
Acting Assistant Secretary for
Aviation and International Affairs



Terms, Conditions, and Limitations

BALTIA AIR LINES, INC.

is authorized to engage in foreign air transportation of persons, property, and mail:

Between New York, New York, and St. Petersburg, Russia.

This authority is subject to the following provisions:

(1) The authority to operate under this certificate will not become effective until six (business) days after the Department has received the following documents; provided, however, that the Department may stay the effectiveness of this authority at any time prior to that date:

(a) A copy of the holder's Air Carrier Certificate and Operations Specifications authorizing such operations from the Federal Aviation Administration (FAA).

(b) A certificate of insurance on OST Form 6410 evidencing liability insurance coverage meeting the requirements of 14 CFR 205.5(b) for all of its aircraft.

(c) A statement of any changes the holder has undergone in its ownership, key personnel, operating plans, financial posture, or compliance history, since the date of the Show Cause Order in this case.

(d) A revised list of pre-operating expenses already paid and those remaining to be paid, as well as independent verification that the holder has available to it funds sufficient to cover any remaining pre-operating expenses and to provide a working capital reserve equal to the operating costs that would be incurred in three months of operations.

(2) Pending receipt of effective authority, the holder may not accept payment of any kind (i.e., cash, check, or credit card), or issue tickets for the operations proposed under this certificate, and any advertisement by the holder must prominently state: "This service is subject to receipt of government operating authority."

(3) The holder shall at all times conduct its operations in accordance with the regulations prescribed by the Department of Transportation for the services authorized by this certificate, and with such other reasonable terms, conditions, and limitations as the Department of Transportation may prescribe in the public interest.

(4) The holder shall at all times conduct its operations in accordance with all treaties and agreements between the United States and other countries, and the exercise of the privileges granted by this certificate is subject to compliance with such treaties and agreements and with any order of the Department of Transportation issued under them. To the extent that the holder has authority to serve more than one country or points in more than one country on the same route segment, that authority does not confer upon the holder any additional rights (including fifth-freedom intermediate and/or beyond rights) in limited-entry markets unless the Department has completed any necessary carrier selection procedures to determine which carrier(s) should be authorized to exercise such rights and has notified the foreign country(ies) involved that any such selected carrier(s) has the required authority. In such cases, the fact that the carrier may hold authority to serve the countries (points) at issue on the same segment will not be considered as providing any preference to the holder in a carrier selection proceeding.

(5) The exercise of the authority granted here is subject to the holder's first obtaining from the appropriate foreign governments such operating rights as may be necessary.

(6) The holder's authority under this certificate is effective only to the extent that such operations are also authorized by the Federal Aviation Administration (FAA), and comply with all U.S. Government requirements concerning security, including, but not limited to 49 CFR Part 1544.*

(7) The holder shall at all times remain a "Citizen of the United States" as required by 49 U.S.C. 40102(a)(15).

(8) The holder shall maintain in effect liability insurance coverage as required under 14 CFR Part 205. Failure to maintain such insurance coverage will render a certificate ineffective, and this or other failure to comply with the provisions of Subtitle VII of Title 49 of the United States Code or the Department's regulations shall be sufficient grounds to revoke this certificate.

(9) The holder is authorized to conduct charter flights in interstate and/or foreign air transportation in accordance with the provisions of 14 CFR 212.

(10) Should the holder propose any substantial change in its ownership, management, or operations (as defined in 14 CFR 204.2(l)), it must first comply with the requirements of 14 CFR 204.5.

(11) In the event that the holder does not commence actual flying operations under this certificate within one year of the date of the Department's determination of its fitness, its authority shall be revoked for dormancy, unless the holder is conducting operations under another type of certificate authority. Further, in the event that the holder commences operations

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* To assure compliance with all applicable U.S. Government requirements concerning security, the holder shall, before commencing any new service (including charter flights) to or from a foreign airport, contact its Principal Security Inspector (PSI) to advise the PSI of its plans and to find out whether the Transportation Security Administration has determined that security is adequate to allow such airport(s) to be served.

for which it was found "fit, willing, and able" and subsequently ceases all such operations, its authority under all certificates held shall be suspended under the terms of 14 CFR 204.7 and the holder may neither recommence nor advertise such operations unless its fitness to do so has been redetermined by the Department. Moreover, if the holder does not resume operations within one year of its cessation, its authority shall be revoked for dormancy.

(12) This certificate is effective   . The authorization will continue in effect until   , unless the Department earlier suspends, modifies, or deletes the authority.

SERVICE LIST FOR BALTIA AIRLINES, INC.

STEFFANIE J LEWIS
THE INTERNATINAL BUSINESS LAW FIRM PC
1915 EYE ST NW SUITE 500
WASHINGTON DC 20006

IGOR DMITROWSKY
PRESIDENT & CEO
BALTIA AIR LINES INC
63-25 SAUNDERS ST SUITE 7I
REGO PARK NY 11374

RAY J SANFORD
UNIT SUPERVISOR NY FSDO-15
990 STEWART AVE SUITE 630
GARDEN CITY NY 11530

WILLIAM J WEBER
CERTIFICATION SECTION MANAGER
FAA AFS-900
45005 AVIATION DRIVE, SUITE 131
DULLES VA 20166

PETER LYNCH AGC-300
ASST CHIEF COUNSEL FOR
ENFORCEMENT
FEDERAL AVIATION ADMINISTRATION
800 INDEPENDENCE AVE SW
WASHINGTON DC 20591

MARIANNE SEGUIN RTS-42
OFFICE OF AIRLINE INFORMATION
DOT/RSPA/BTS E-36
1200 NEW JERSEY AVE SE
WASHINGTON DC 20590

BERNARD STANKUS RTS-42
OFFICE OF AIRLINE INFORMATION
DOT/RSPA/BTS E-36
1200 NEW JERSEY AVE SE
WASHINGTON DC 20590

CLAY MORITZ RTS-42
OFFICE OF AIRLINE INFORMATION
DOT/RSPA/BTS E-36
1200 NEW JERSEY AVE SE
WASHINGTON DC 20590

LORETTA ALKALAY
REGIONAL COUNSEL AEA-7
FAA EASTERN REGION HDQ
159-30 ROCKAWAY BLVD
JAMAICA NY 11434

LAWRENCE FIELDS
MANAGER AEA-200
FAA EASTERN REGION HDQ
159-30 ROCKAWAY BLVD
JAMAICA NY 11434